Faegre Drinker Biddle & Reath LLP

320 South Canal Street

Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

August 26, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Megan Miller

Re:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund”) (Registration Nos. 333-260203 and 811-23166)

Dear Ms. Miller:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“SEC Staff”) that you provided via telephone on August 1, 2022 relating to the Fund’s June 30, 2021 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on September 7, 2021. For your convenience, the SEC Staff’s comments are summarized below and each comment is followed by the Fund’s response.

1.   Comment: On a going forward basis, please include a response to Item 11(b) of Form N-CSR that addresses the full period covered by the report. Please also confirm in correspondence, that the Registrant’s response to Item 11(b) of Form N-CSR for the period ended June 30, 2021 is still accurate if revised to address the full period covered by the Annual Report.

Response: The Fund confirms that, going forward, a response to Item 11(b) of Form N-CSR that addresses the full period covered by the report will be included. The Fund further confirms that the Registrant’s response to Item 11(b) of Form N-CSR for the period ended June 30, 2021 is still accurate if revised to address the full period covered by the Annual Report.

2.   Comment: On a going forward basis, please include a discussion about the extent to which the Registrant’s distribution policy effects the Fund’s investment strategies and per share net asset value during the last fiscal year. Also discuss the extent to which the Registrant’s distribution policy resulted in distributions of capital.

Response: The Fund confirms that, going forward, the applicable discussion will be disclosed.

3.   Comment: The Statement of Assets and Liabilities includes a line item for deferred offering costs and then references Note 9 of the Notes to Financial Statements. Going forward, please disclose in Note 9 what the deferred offering costs relate to or otherwise update the Financial Statements if no longer applicable.

Response: The Fund confirms that, going forward, the applicable disclosure will be included.

We trust that the foregoing is responsive to your comments. Please contact me at (312) 569-1107 if you have any questions regarding the Fund’s responses.

Very truly yours,

/s/ David L. Williams
David L. Williams